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                                                                Exhibit (a)(12)
E-Mail Message:

To: All DuPont Colleagues
From: Chad Holliday
Subject: Separating from Conoco - Final Steps

                                  July 9, 1999

Last May, we announced our plan to exit the oil and gas business operated by Conoco. At that time we pointed out how this move would permit DuPont and Conoco to focus on the respective growth of each company, facilitate future partnerships for each company, and allow each company to offer incentives to employees that were more closely linked to performance. Proceeds from the Conoco divestiture are being invested in DuPont through such key moves as acquiring the remaining 50 percent of the Pharmaceutical joint venture, the purchase of Herberts and the merger of Pioneer.

In September 1998, following a thorough review of all alternatives for divesting its oil and gas business, DuPont's board of directors approved an initial public offering of Conoco. In October 1998, Conoco completed its initial public offering, and as a result DuPont currently owns approximately 70% of Conoco's total outstanding shares. DuPont is announcing its intention to divest its remaining ownership interest in Conoco through an exchange offer that will allow DuPont stockholders to exchange on a tax-free basis each DuPont share for 2.95 shares of Conoco Class B common stock. The exchange offer will be available only to DuPont stockholders who are United States persons, as defined in the Offering Circular-Prospectus.

DuPont stockholders who are not United States persons will be eligible to participate in an offer in which DuPont will purchase for cash shares of DuPont common stock. DuPont is providing the cash offer because of regulatory, administrative and tax considerations.

If the exchange offer or cash offer is oversubscribed, the DuPont shares tendered will be generally exchanged or purchased on a pro rata basis, with only a certain percentage of each person's shares being exchanged or purchased by DuPont.

Employees who are DuPont stockholders will be able to participate in the exchange or cash offers through the various U.S. and non U.S. employee
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plans which hold DuPont stock and through Merrill Lynch Blueprint Accounts. If you are an employee who holds DuPont stock, you will receive information in the next several days on how you can participate.

The divestiture of Conoco closes one chapter in our company's long history, and allows us to turn the page to a new era of sustainable growth. With your help, DuPont's third century will be the best one yet.

                                 Chad

Note: Chad's previous messages to employees are posted at http://www.lvs.dupont.com/ea/chad/html/messages.html